

January 13, 2023

Joel Markovits
Chief Financial Officer
Reliance Global Group, Inc.
300 Blvd. of the Americas, Suite 105
Lakewood, New Jersey 08701

      **Re: Reliance Global Group, Inc.**
            **Form 10-K for Fiscal Year Ended December 31, 2021**
            **Form 10-Q for Fiscal Quarter Ended June 30, 2022**
            **Response Dated November 16, 2022**
            **File No. 001-40020**

Dear Joel Markovits:

      We have reviewed your November 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 4. Investment in NSURE, Inc., page F-20

1.     Please refer to comment 1. We note the closing date of the purchase agreement was December 31, 2022. Please provide us an update on the purchase, any other transactions related to the agreement and your accounting for the shares at December 31, 2022. Please tell us how you considered whether to recognize a gain related to this purchase contract when the agreement was entered into during the quarter ended June 30, 2022 and tell us any accounting guidance you considered in your determination.

Form 10-Q for Fiscal Quarter Ended June 30, 2022
Note 7. Earnings (Loss) Per Share, page 18

2. Please refer to comment 3.  Please provide us your materiality analysis, based on the guidance in SAB Topic 1M, supporting your determination that the errors in diluted EPS for the three and six month periods ended June 30, 2022 were immaterial both quantitatively and qualitatively.

3. Please refer to comment 3. Please revise to include the effect of the Series B warrant liability in your determination of the weighted average shares, as adjusted-denominator diluted computation line item for the three months ended June 30, 2022 detailed in Exhibit A or tell us why it should not be included.

4. Please refer to comment 3.  Please tell us if the basic or diluted earnings per share disclosed in your March 31, 2022 or September 30, 2022 Forms 10-Q also had a similar error.  If so, please explain the error, show us the corrected calculations and the impact of the error and amend the applicable Forms 10-Q to correct the error in accordance with ASC 250 and consider the need to file a Form 8-K Item 4.02.

5. Please refer to comment 4.  We note your reconciliation of the weighted average common shares outstanding included in the basic EPS calculation for the three-months and six-months ended June 30, 2022, included in response 6 in your October 7, 2022 response letter.  Please address the following:

   • Please provide us a detailed calculation of the weighted average common shares outstanding used in the basic and diluted EPS calculation for each period disclosed in the March 31, 2022, June 30, 2022 and September 30, 2022 Forms 10-Q.
   • Please ensure the information provided clearly details the starting amount (e.g., the 15,638,236 and 13,071,072 amounts previously disclosed in response 6 in your October 7, 2022 response letter) and reconcile these amounts to the common share amounts disclosed in the Statements of Stockholders' Equity roll forward on page 5 of the September 30, 2022 Form 10-Q.
   • Please explain to us the basis for any material adjustment(s) to stockholders' equity common share amounts.
   • Please explain to us how you measured the impact, if any, of the Series C and D warrants for each calculation and tell us how your treatment is consistent with the guidance in ASC 260-10-S99-1 or any other relevant guidance.

You may contact John Spitz at (202) 551-3484 or Michael Volley at (202) 551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance